UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to ________

Commission file number 33-53542

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

Unit Corporation
Employees' Thrift Plan
Index
December 31, 2005 and 2004

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of
December 31, 2005	10

Schedule H, Line 4j - Schedule of Reportable Transactions for the
Year Ended December 31, 2005	11

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Unit Corporation Employees' Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Unit Corporation Employees' Thrift Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) at December 31, 2005, and reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
June 29, 2006

Unit Corporation
Employees' Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value
Common stock of Unit Corporation	$20,383,167	$15,901,779
Mutual funds	12,289,394	20,673,904
Participant loans	13,454	4,263
Total investments	32,686,015	36,579,946

Receivables
Employer's contribution	2,790,283	1,889,626
Employee's contribution	120,605	---
Accrued interest and dividends	27,970	16,621
Due from brokers (Note 10)	12,138,778	---
Total receivables	15,077,636	1,906,247
Net assets available for benefits	$47,763,651	$38,486,193

The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

Investment Income
Interest and dividend income	$384,110	$202,057
Net appreciation in fair value
of investments	7,707,925	7,505,779
Total investment income	8,092,035	7,707,836

Contributions
Employer	2,779,774	1,884,713
Employee	3,680,530	2,643,677
Rollovers	135,342	99,233
Total contributions	6,595,646	4,627,623
Transfers in (Note 1)	1,520,063	1,876,153

Deductions
Distributions	(6,930,286)	(2,303,860)
Net increase	9,277,458	11,907,752

Net assets available for benefits
Beginning of the year	38,486,193	26,578,441
End of the year	$47,763,651	$38,486,193

The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.    Description of Plan

The following description of the Unit Corporation Employees' Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan for a more complete description of the Plan's provisions.

General and Eligibility
The Plan is a defined contribution plan covering all eligible employees of Unit Corporation (the “Company”), the Plan sponsor. Bank of Oklahoma, N.A., serves as trustee for the Plan under a trust agreement dated August 1, 1985. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan allows participation on the first day of any service month immediately upon the attainment of age 21 and completion of three months of service.

Contributions
The Plan allows participants to contribute up to 100% of their total monthly compensation (including overtime pay, bonuses and other extraordinary compensation), subject to certain limitations. Participants who are age 50 and above may also elect to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”).

The Company may contribute to the Plan a specified percentage of participant contributions as determined by the Board of Directors, limited to 117% of 6% and 100% of 6% of participant compensation for 2005 and 2004, respectively. The Company may also contribute an additional amount from its net profits and accumulated net profits as determined from time to time by the Board of Directors. The Company contributions for 2005 and 2004 were $2,779,774 and $1,884,713, respectively.

Transfers In
Effective February 25, 2005, the Sauer Drilling 401(k) was merged into the Unit Corporation Employees’ Thrift Plan, which resulted in $1,490,565 in assets transferred into the Plan during 2005. Effective June 25, 2004, the Serdrilco, Inc. 401(k) Savings Plan was merged into the Plan, which resulted in $1,555,248 in assets transferred into the Plan during 2004.

Participants’ Accounts
Each participant's account is credited with the parti--cipant's contributions, the Company's contributions, if any, and Plan earnings. Plan earnings are allocated based on account balances as of the preceding valuation date, plus the proportionate allocation of contributions received since the previous valuation date. The benefit to which a participant is entitled is that which can be derived from the participant’s vested account.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2005 and 2004

Vesting, Payment of Benefits and Forfeitures
Participants are immediately vested in their own contributions plus actual earnings thereon. Participants are also fully vested in amounts previously transferred from the Unit Drilling and Exploration Company Employee Stock Ownership Plan. Vesting of the Company's contributions and related earnings is based on years of employee service or the attainment of normal retirement age for Company contributions made before 1999 and are as follows:

Nonforfeitable
Vesting Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

In 1999, the Company began providing matching contributions under the IRS Safe Harbor rules which require these contributions to be immediately 100% vested.

Normal retirement age is 65. Participants may generally elect the form of payment from several options, including a lump sum payment, installment payments over a specified number of years not to exceed the participant's remaining life expectancy, or by transferring to another plan which is qualified under Section 401(c) of the Internal Revenue Code.

The participant's account balance is retained in the Plan until the participant requests a payment due to termination, death, disability, or retirement. At the Plan administrative committee's discretion and with the terminated participant's consent, payment of such vested benefits may be made at an earlier date. Participants forfeit the nonvested portion of their account upon distribution of vested benefits. Forfeited nonvested amounts, which were not significant in 2005 or 2004, reduce the amount of employer matching contributions for the Plan year in which participants receive a distribution of their entire vested account.

Withdrawals
Participants may withdraw their salary reduction contributions only upon termination, attainment of age 59-1/2 or normal retirement age, or a limited hardship ruling which has been authorized by the Plan administrative committee. The vested portion of Company contributions may be withdrawn only upon termination of employment or attainment of age 59-1/2 if 100% vested.

Participant Loans
Except for loans outstanding in plans that are merged with the Plan, the Plan does not provide for loans to participants.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2005 and 2004

Investment Options
During 2005 and 2004, the Plan provided for the participant contributions to be invested at the election of the participant into any combination of the following options. Except for Unit Corporation common stock, the investment options are fully participant-directed.

.	The American Performance Cash Management Fund
.	PIMCO Total Return Fund
.	Dodge & Cox Balanced Fund
.	PIMCO Capital Appreciation Fund
.	Neuberger & Berman Partners Trust Fund
.	Neuberger & Berman Genesis Trust Fund
.	Fidelity Advisors Mid Cap Fund
.	T. Rowe Price New Horizons Fund
.	Vanguard 500 Index Fund
.	Vanguard Fixed Income Security Fund
.	American Growth Fund
.	American Washington Mutual Investor Fund
.	Hotchkis & Wiley Mid-Cap Value Fund
.	American AAdvantage Small-Cap Value Fund
.	Common Stock of Unit Corporation

The Unit Corporation common stock fund includes contributions from the Company and participants. Participant contributions to Unit Corporation common stock are directed solely by the participants. Contributions from the Company are directed by the Company. Once the common stock has been allocated to a participant’s account, the participant may sell the common stock and allocate the proceeds to other investment options.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
Investments in Unit Corporation Common Stock are stated at current market value as established by quoted market prices in an active market. Registered open-ended mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at outstanding principal balances, plus accrued interest, which approximates fair value.

The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2005 and 2004

Administrative Expenses
The costs of administering the Plan are borne by the Company and are not reflected in the accompanying financial statements. Such costs totalled approximately $59,300 and $45,300 for the years ended December 31, 2005 and 2004, respectively.

Payment of Benefits
Distributions are recorded when paid to participants.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.    Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of Plan termination, participants will become fully vested in their accounts.

4.	Investments

All investments were held on behalf of the Plan by the trustee under a trust agreement dated August 1, 1985. Investments held by the Plan representing 5% or more of the Plan’s net assets are as follows:
	Shares	Fair Value
December 31, 2005
Mutual funds
American Performance Cash
Management Fund	5,273,789	$5,273,789
Neuberger & Berman Genesis Trust Fund	80,412	3,904,011
Common Stock of Unit Corporation	370,401	20,383,167
December 31, 2004
Mutual funds
American Performance Cash
Management Fund	4,554,000	$4,554,000
Dodge & Cox Balanced Fund	52,575	4,171,798
Pimco Cap Appreciation Fund	134,939	2,396,518
Neuberger & Berman Genesis Trust Fund	82,490	3,519,839
Common Stock of Unit Corporation	416,168	15,901,779

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2005 and 2004

During 2005 and 2004, the Plan’s investments (including gains or losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004

Mutual funds	$605,158	$1,436,721
Common Stock	7,102,767	6,069,058
Net appreciation in fair value of investments	$7,707,925	$7,505,779

5.	Nonparticipant-Directed Investments

Investment in the Unit Corporation common stock fund includes balances arising from nonparticipant-directed employer matching contributions, as well as participant-directed contributions and transfers from other investment options. Information about the net assets available for benefits as of December 31, 2005 and 2004 and the changes in such assets for the years then ended is as follows:

	2005	2004

Net assets
Unit Corporation common stock	$20,383,167	$15,901,779
Employer's contribution receivable	2,790,283	1,889,626
Employees' contribution receivable	32,084	---
	$23,205,534	$17,791,405

Changes in net assets
Contributions	$3,709,755	$2,448,229
Net appreciation	7,102,767	6,069,058
Distributions	(3,305,305)	(906,708)
Transfers to other funds at participant's direction	(2,093,088)	(795,738)
	$5,414,129	$6,814,841

6. Income Tax Status

A favorable determination of the qualification of the Plan under Section 401 of the Internal Revenue Code and the tax exempt status of the Trust under Section 501 was received from the Internal Revenue Service in August 2001 covering amendments to the Plan subsequent to its previous determination letter obtained in June 1998. There have been amendments since the August 2001 determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2005 and 2004

7.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	Benefits Due to Participants

At December 31, 2005 and 2004, there were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid.

9.    Party-In-Interest

Certain Plan investments are shares of Unit Corporation common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest. The fair value of this investment totaled $20,383,167 and $15,901,779 at December 31, 2005 and 2004, respectively. Purchases and sales of this common stock totaled $5,882,127 and $8,694,195 in 2005, respectively. Purchases and sales of this common stock totaled $2,199,208 and $2,834,417, respectively, in 2004.

10.    Subsequent Event - Change in Trustee

At December 31, 2005, the Plan was in the process of changing trustee from Bank of Oklahoma, N.A. to Principal Financial Group. Therefore, certain funds were liquidated prior to year end and are, therefore, shown as due from brokers at December 31, 2005. Subsequent to this date, the Plan reinvested the funds among the various investment options available at Principal Financial Group, based upon the investment options selected by the participants.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b)	(c)			(d)	(e)
		Description of				Current
		Investment	Shares		Cost	Value

	American Performance Cash Management
	Fund	Mutual Fund	5,273,789	$	---	$5,273,789
	PIMCO Total Return Fund	Mutual Fund	143,925		---	1,511,214
	Dodge & Cox Balanced Fund	Mutual Fund	1,014		---	82,506
	Neuberger & Berman Partners Trust Fund	Mutual Fund	70,110		---	1,517,874
	Neuberger & Berman Genesis Trust Fund	Mutual Fund	80,412		---	3,904,011
*	Unit Corporation	Common Stock, $0.20 par
		value	370,401		9,648,681	20,383,167
*	Participant loans	Interest rate of 6% to 9%
		maturity February 18, 2006
		through February 1, 2009			---	13,454
						$32,686,015

* Represents investments which qualify as party-in-interest.

Column (d) cost information not required for investment options not involving company matching contributions.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2005

	(a)/(b)		(c)		(d)	(g)	(h)		(i)
	Identity of						Current
	Party Involved/						Value of Asset		Net
Number of	Description of		Purchase		Selling	Cost of	on Date of		Gain or
Transactions	Assets		Price		Price	Asset	Transaction		(Loss)

Series
455	BOSC Inc./	$	---		$8,694,195	$4,247,215	$8,694,195		$4,446,980
Unit Corporation
Common Stock
490	BOSC Inc./		$5,882,127	$	---	$5,882,127	$5,882,127	$	---
Unit Corporation
Common Stock

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN

Unit Corporation as Administrator of the Plan

By: /s/ Mark E. Schell      Date: June 29, 2006
Mark E. Schell
Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm